

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2024

Jonathan Baliff
Chief Financial Officer
Redwire Corp
8226 Phillips Highway, Suite 101
Jacksonville, Florida 32256

> **Re: Redwire Corp**
> **Form 10-K for the Year Ended December 31, 2023**
> **File No. 001-39733**

Dear Jonathan Baliff:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing